



05038540

SEC _____ :SSION

Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR 0 1 2005

SEC FILE NUMBER

8- 50244

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/04__ AND ENDING __12/31/04__

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Travelers Distribution LLC

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Cityplace - 18th Floor

(No. and Street)

Hartford   CT   06103

(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

__John M. Laverty__   __860-308-6786__

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP

(Name – if individual, state last, first, middle name)

One Financial Plaza   Hartford   CT   06103-4103

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 3 2005

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __John M. Laverty_____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
__Travelers Distribution LLC_____; _____, as
of __December 31_____, 20_04___, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

Chief Financial Officer & Treasurer
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



TRAVELERS DISTRIBUTION LLC

Financial Statements and Schedule

December 31, 2004 and 2003

(With Independent Auditors' Report Thereon)

TRAVELERS DISTRIBUTION LLC

Table of Contents

	Page
Independent Auditors' Report	1
Financial Statements:	
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Member's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplementary Information:	
Schedule I – Computation of Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	8
Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5	9



KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report

The Board of Directors
Travelers Distribution LLC:

We have audited the accompanying statements of financial condition of Travelers Distribution LLC, Inc. (the "Company") as of December 31, 2004 and 2003, and the related statements of operations, changes in member's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 25, 2005

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.

TRAVELERS DISTRIBUTION LLC

Statement of Financial Condition

December 31, 2004 and 2003

Assets

		2004	2003
Cash	$	1,392,904	1,051,533
Receivable from financial institutions		917,514	595,215
Receivable from affiliate		2,609,481	57,045
Prepaid expenses		16,689	8,494
Total assets	$	4,936,588	1,712,287

Liabilities and Member's Equity

		2004	2003
Payable to affiliate	$	2,466,864	-
Accrued expenses		7,500	7,500
Total liabilities		2,474,364	7,500
Member's equity		2,462,224	1,704,787
Total liabilities and member's equity	$	4,936,588	1,712,287

See accompanying notes to financial statements.

TRAVELERS DISTRIBUTION LLC

Statement of Operations

For the years ended December 31, 2004 and 2003

		2004	2003
Revenue:			
Wholesaling concession and fees from affiliate	$	21,676,693	390,525
12b-1 Fees		4,957,437	3,264,932
Total revenue		26,634,130	3,655,457
Expenses:			
Wholesaling commissions		21,368,125	-
General and administrative		308,568	390,525
Total expenses		21,676,693	390,525
Net income	$	4,957,437	3,264,932

See accompanying notes to financial statements.

TRAVELERS DISTRIBUTION LLC

Statement of Changes in Member's Equity

For the years ended December 31, 2004 and 2003

Member's equity as of December 31, 2002	$	39,855
Net income		3,264,932
Dividend to parent		(1,600,000)
Member's equity as of December 31, 2003	$	1,704,787
Net income		4,957,437
Dividend to parent		(4,200,000)
Member's equity as of December 31, 2004	$	2,462,224

See accompanying notes to financial statements.

TRAVELERS DISTRIBUTION LLC

Statement of Cash Flows

For the years ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:		
Net income	$ 4,957,437	3,264,932
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in operating assets and liabilities:		
Receivable from financial institutions	(322,299)	(595,215)
Receivable from affiliate	(2,552,436)	(46,025)
Prepaid expenses	(8,195)	(625)
Payable to affiliate	2,466,864	-
Accrued expenses	-	2,500
Total adjustments	(416,066)	(639,365)
Net cash provided by operating activities	4,541,371	2,625,567
Net cash provided by (used in) investing activities	-	-
Cash flows from financing activities:		
Dividend to parent	(4,200,000)	(1,600,000)
Net cash used in financing activities	(4,200,000)	(1,600,000)
Net change in cash	341,371	1,025,567
Cash at beginning of the year	1,051,533	25,966
Cash at end of the year	$ 1,392,904	1,051,533

See accompanying notes to financial statements.

(1)   **Basis of Presentation**

Travelers Distribution LLC (TDLLC), a Delaware limited liability company, is a registered limited business broker/dealer under the Securities Exchange Act of 1934. TDLLC was created on January 14, 2000 when Travelers Distribution Company, a Delaware corporation and indirect wholly-owned subsidiary of The Travelers Insurance Company (TIC), which is an indirect wholly owned subsidiary of Citigroup Inc., was converted to a limited liability company. On October 8, 2000, TDLLC commenced operations as the principal underwriter and distributor of TIC variable annuities and variable life insurance contracts.

(2)   **Summary of Significant Accounting Policies**

a) *Recognition of Revenue*

Beginning in 2004, Wholesaling Concession and Fees from affiliate represent revenues paid to TDLLC by TIC for wholesaling, underwriting and distribution services and are recognized as these services are rendered. Prior to 2004, Fees from affiliate represent revenues related to underwriting and distribution services.

12b-1 fees are generated from distribution and marketing services rendered on behalf of mutual fund companies that participate in TIC variable products as outlined in their individual participation or service agreements.

b) *Income Taxes*

For federal income tax purposes, TDLLC is deemed to be a single-member disregarded entity. Accordingly, TDLLC's earnings are taxable to the investor, and therefore no tax provision has been made in these financial statements.

c) *Use of Estimates*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

TRAVELERS DISTRIBUTION LLC

Notes to Financial Statements

December 31, 2004 and 2003

(3) Related Party

TIC, under an expense sharing agreement with TDLLC, incurs certain expenses principally salaries and employee benefits. These expenses are allocated to TDLLC by TIC based on the proportion of employee expenses incurred related to the operation and administration of TDLLC. It is the intention that TIC neither realize a profit nor incur a loss as a result of the expense sharing agreement with TDLLC. TIC allocated $222,996 and $340,000 of expenses to TDLLC in 2004 and 2003 respectively.

Amounts receivable from TIC for Wholesaling Concession and Fees was $2,609,481 and $57,045 at December 31, 2004 and 2003, respectively.

Amounts payable to Tower Square Securities, Inc. an affiliated broker-dealer for Wholesaling Concession and Fees was $2,466,864 and $0 at December 31, 2004 and 2003, respectively

(4) Net Capital Requirements

TDLLC is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, Travelers Distribution LLC had net capital of $1,385,404, which is in excess of its net capital requirement of $164,957. TDLLC's ratio of aggregate indebtedness to net capital was 1.79 to 1.00 at December 31, 2004.

As a limited business broker/dealer TDLLC is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of Paragraph (k)(1) thereof and from Rule 17a-13 of the Securities Exchange Act of 1934 under the provisions of Paragraph (a) thereof.

(5) Subsequent Event

On January 31, 2005, Citigroup Inc. announced that it had agreed to sell The Travelers Insurance Company, The Travelers Life and Annuity Company, Citicorp Life Insurance Company, First Citicorp Life Insurance Company, Citicorp International Life Insurance Company, The Travelers Life and Annuity Reinsurance Company, and certain other domestic and international insurance businesses to MetLife, Inc. pursuant to an Acquisition Agreement. The transaction is subject to certain regulatory approvals, as well as other customary conditions to closing. Citigroup currently anticipates that the intended sale would be completed in the third quarter of 2005.

TRAVELERS DISTRIBUTION LLC

Computation of Net Capital
Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

		2004
Net capital:		
Total member's equity	$	2,462,224
Deductions and/or charges:		
Receivable from financial institutions		917,514
Receivable from affiliate		142,617
Prepaid expenses		16,689
Net capital after deductions	$	1,385,404
Aggregate indebtedness	$	2,474,364
Computation of basic net capital requirement:		
Minimum net capital required:		
Greater of 6-2/3% of aggregate indebtedness or $5,000	$	164,957
Excess net capital	$	1,220,447
Ratio: Aggregate indebtedness to net capital		1.79 to 1

Note: The above computation does not differ materially from the computation of net capital and basic net capital requirement under Rule 15c3-1 as of December 31, 2004 filed with the National Association of Securities Dealers on January 25, 2005.



KPMG LLP
One Financial Plaza
Hartford, CT 06103-4103

Independent Auditors' Report on Internal
Control Required by SEC Rule 17a-5

The Board of Directors of
Travelers Distribution LLC:

In planning and performing our audit of the financial statements and supplemental schedule of Travelers Distribution LLC for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with auditing standards generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 25, 2005